Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS RECORD OPERATING AND FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2012;

INCREASES FULL YEAR 2012 PRODUCTION GUIDANCE

Toronto (October 24, 2012) — Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM)  (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $106.3 million, or $0.62 per share, for the third quarter of 2012.  These results include a non-cash foreign currency translation loss of $16.3 million, or $0.10 per share, stock option expense of $7.1 million, or $0.04 per share and other non-recurring items totaling a loss of $1.8 million, or $0.01 per share.  Excluding these items would result in adjusted net income of $131.5 million, or $0.77 per share.  In the third quarter of 2011, the Company reported a net loss of $81.6 million, or a loss of $0.48 per share.

For the first nine months of 2012, net income was $228.1 million, or $1.33 per share.  This compares with the first nine months of 2011 when net income was $32.5 million, or $0.19 per share.

Cash flow generation was strong as third quarter 2012 cash provided by operating activities was a record $199.5 million ($223.9 million before changes in non-cash components of working capital), essentially unchanged from the cash provided by operating activities of $197.6 million in the third quarter of 2011 ($213.5 million before changes in non-cash components of working capital).

For the first nine months of 2012, cash provided by operating activities was a record $590.0 million as compared with the first nine months of 2011, when cash provided by operating activities was $535.2 million.

The higher net income and cash provided by operating activities in the 2012 periods were primarily due to significantly stronger gold production and good cost performance at several of the operating mines, in particular at Meadowbank in Nunavut.

“Continued strong operating performance during the third quarter has resulted in a further strengthening of our financial position.  In addition to steady production from all of our mines, and in particular record gold output at Meadowbank and Kittila, we are pleased to announce an increase in our full year production forecast with an associated reduction in the total cash cost estimate,” said Sean Boyd, President and Chief Executive Officer.

Third quarter highlights include:

•                  Record Quarterly Production and Improved Costs at Meadowbank — record quarterly gold production of 110,988 ounces at total cash costs(1) per ounce of $734

•                  Record Quarterly Production and Improved Costs at Kittila — record quarterly gold production of 48,619 ounces at total cash costs per ounce of $478

•                  Significant Improvements in Overall Cost Profile — total cash costs per ounce of $556

•                  Record Quarterly Cash Generation — quarterly cash provided by operating activities of $199.5 million, or $1.16 per share

•                  Lower Production in 2013 at Creston Mascota — movement of ore on leach pad results in temporary suspension of production at Creston Mascota.  To begin ramp up in second quarter 2013

Payable gold production(1) in the third quarter of 2012 was a record 286,971 ounces compared to 265,978 ounces in the third quarter of 2011.  A description of the production and cost performance for each mine is set out further below.

The high level of production in the third quarter of 2012 period was largely due to higher grades at LaRonde, Kittila, Meadowbank and Pinos Altos, as well as record throughput at Meadowbank.

In the first nine months of 2012, payable gold production was a record 807,276 ounces.  This compares with the first nine months of 2011 when payable gold production was 757,668 ounces.  Nine month gold production in 2011 included 120,722 ounces from the Goldex mine, where mining operations have been suspended since October 2011.

Total cash costs for the third quarter of 2012 were $556 per ounce.  This compares with $563 per ounce in the third quarter of 2011 ($590 per ounce from the currently operating mines).  The improvement in total cash costs at the operating mines in 2012 is largely the result of significant per ounce cost reductions at Meadowbank, Kittila and Pinos Altos, partially offset by higher costs at LaRonde (which are mainly associated with lower by-product revenues, as planned).

For the first nine months of 2012, total cash costs were $602 per ounce.  This compares with $553 per ounce in the first nine months of 2011 ($580 per ounce from currently operating mines).  The slight increase in 2012 is primarily due to significantly lower by-product revenues at the LaRonde mine.

Given the strong performance through the first nine months of 2012, especially at Meadowbank, Agnico-Eagle is increasing its full year production guidance from 975,000 ounces of gold to approximately 1,025,000 ounces of gold.  Total cash costs per ounce are expected to be approximately $660, down from the previously provided estimate of $690.  This updated forecast, while considering the better than expected operating performance year to date, also includes consideration of fourth quarter scheduled mill maintenance at

(1)  Total cash cost per ounce is a non-GAAP measure.  For reconciliation  to production costs, see footnote (ii) to the “Reconciliation of production costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Kittila, the operating challenges at LaRonde and Creston Mascota, and the expectation of a lower grade cycle at Meadowbank.

Additionally, Agnico-Eagle’s management expects to produce approximately 990,000 ounces of gold in 2013, unchanged from prior forecasts.  In this forecast, the improved operating performance at Meadowbank is expected to continue into 2013 and is expected to offset lower than previously forecast production from LaRonde and Creston Mascota.  A detailed forecast for all the mines is expected to be released in mid-February 2013, following Board approval of the three year plan.

In 2014 and 2015, the Company is expected to realize organic production growth from the new La India mine, the restart of Goldex (M and E zones), higher gold grades at LaRonde and continued operating strength at Meadowbank.

Third Quarter 2012 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 25, 2012 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operations.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4507259#. The webcast, along with presentation slides, will be archived for 180 days on the website.  The conference call replay will expire on November 25, 2012.

Financial Position Strengthened Again This Quarter

Cash and cash equivalents totaled $320.8 million at September 30, 2012, up from the June 30, 2012 balance of $289.1 million, as strong operating cash flows exceeded capital expenditures and dividend payments.

Capital expenditures in the third quarter of 2012 were $113.3 million, including $36.1 million at Meadowbank, $24.4 million at Meliadine, $15.4 million at LaRonde, $14.9 million at Kittila, $9.3 million at Pinos Altos, $8.9 million at La India and $3.3 million at Lapa.

Capital expenditures are expected to total approximately $457 million in 2012.  This is up approximately $5 million from the July forecast as a result of the capital added for the development of the new La India mine, as detailed in the news release of September 4, 2012.

Available bank lines under the credit facility, as of September 30, 2012, were approximately $1.2 billion, up from $970 million at June 30, 2012, as $230 million of the drawn amount was repaid in the third quarter.

LaRonde — Slower Ramp-up to Higher Grade Lower Mine

The 100%-owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2026.

The LaRonde mill processed an average of 6,021 tonnes per day (“tpd”) in the third quarter of 2012, compared with an average of 6,517 tpd in the corresponding period of 2011.   The reduced throughput in the 2012 period was largely due to the transition to the lower mine, where factors such as heat, congestion and lack of operational flexibility underground negatively impacted the mine’s ability to provide the planned tonnage to the mill during the third quarter.  Tonnage milled was more than 10% below budget in the quarter.

Minesite costs per tonne(2) were approximately C$99 in the third quarter of 2012.  These costs are higher than the C$88 per tonne experienced in the third quarter of 2011.  The increase is largely due to the slower than expected transition to design mining rates in the deeper, higher grade ore at LaRonde.

For the first nine months of 2012, the LaRonde mill processed an average of 6,467 tpd.  Minesite costs per tonne were approximately C$95, higher than the C$90 per tonne estimated for the full year.  Lower than planned throughput is largely responsible for the increase.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $564 in the third quarter of 2012 on production of 40,477 ounces of gold.  This is in contrast with the third quarter of 2011 when total cash costs per ounce were minus $270 on production of 29,069 ounces of gold.  The increase in total cash costs, period over period, were mainly due to lower byproduct revenues (zinc and silver revenues were down 52% and 26%, respectively).  This was only partly offset by the higher gold ounce production.  As compared with the third quarter of 2011, there was a 48% increase in gold grades in the current period, which resulted from the ongoing ramp up in the lower mine.  Gold grades from the lower mine have reconciled well to the reserve model.

In the first nine months of 2012, LaRonde produced 123,964 ounces of gold at total cash costs per ounce of $514.  This is in contrast with the first nine months of 2011, when the mine produced 93,487 ounces of gold at total cash costs of minus $21 per ounce.

While the Board-approved budget numbers are not expected until mid-February 2013, it is currently anticipated that LaRonde will produce less than the previously forecast 220,000 ounces in 2013 as the mine is behind in its underground development due to ventilation and congestion issues.  The planned expansion of the ventilation and cooling system, expected to be completed in the fourth quarter of 2013, is expected to mitigate these issues.  As additional underground development continues to improve operational  flexibility

(2)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs, see footnote (v) to the “Reconciliation of production costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

in 2014 and 2015, the mine should begin to move towards its average life of mine rate of approximately 320,000 ounces per year.  Additionally, as a result of the higher grades at depth, the value of the ore expected to be processed over LaRonde’s remaining 15-year life is forecast to be approximately 50% higher than the value of the ore mined in 2012.

Kittila Mine — Record Production and Mill Recovery at Lower Costs

The 100%-owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2044.

The Kittila mill processed an average of 2,948 tpd in the third quarter of 2012, approximately at its design capacity, in spite of an unbudgeted 11-day maintenance shutdown.  In the third quarter of 2011, the Kittila mill processed 3,196 tpd.

Minesite costs per tonne at Kittila were approximately €66 in the third quarter of 2012, unchanged from €66 in the third quarter of 2011.  The consistent minesite costs, in spite of slightly lower daily throughput compared to the prior year period, were largely the result of a very low stripping ratio in the Suuri open pit as it nears depletion.

For the first nine months of 2012, the Kittila mill processed an average of 2,962 tpd.  Minesite costs per tonne were approximately €69, slightly better than €71 per tonne estimated for the full year.  As the open pits at Kittila are depleted in late 2012, forecast minesite cost per tonne is higher going forward, reflecting an underground-only operation.

Third quarter 2012 gold production at Kittila was a record 48,619 ounces at a total cash cost per ounce of $478.  In the third quarter of 2011, the mine produced 37,924 ounces at total cash costs per ounce of $694.  The higher production and lower costs were largely the result of better than budgeted grades and record mill recovery of over 89% in the third quarter of 2012.

In the first nine months of 2012, Kittila produced 130,605 ounces of gold at total cash costs per ounce of $564.  This is in contrast to the first nine months of 2011, when the mine produced 109,052 ounces of gold at total cash costs of $736 per ounce.

In the fourth quarter of 2012, a total of 13 days of  maintenance shutdowns are scheduled for the mill.  Some days of maintenance from 2012 were postponed into 2013.  As a result, scheduled maintenance days in 2013 are expected to be higher than the “normal” annual amount of approximately 44 days.

A study is underway examining the possibility of increasing the mill throughput at Kittila by approximately 25% to maintain steady gold production as grades are expected to decline slightly in future years.  This project is expected to be reviewed and presented to the Board of Directors near year end 2012.

Additionally, considering the exploration drilling success at Kittila on the Rimpi zone, a larger expansion may be possible in the future.  A program is now underway to accelerate the ramp development and exploration drilling towards the northern end of the Kittila orebody, where the Rimpi zone is located.  Incorporating results from this new drilling program into a study on a future phased expansion, including various shaft options, is ongoing.

Lapa — Steady Operating Results

The 100%-owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be into 2016.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,773 tpd in the third quarter of 2012.  This compares with an average of 1,859 tpd in the third quarter of 2011 as the Lapa circuit now consistently exceeds its design rate of 1,500 tpd.

Minesite costs per tonne were C$115 in the third quarter of 2012, compared to C$107 in the third quarter of 2011.  The higher minesite costs are largely due to the lower throughput.

For the first nine months of 2012 the Lapa mill processed an average of 1,751 tpd.  Minesite costs per tonne were approximately C$116, continuing to track below the C$124 per tonne estimated for the full year.

Payable production in the third quarter of 2012 was 24,914 ounces of gold at total cash costs per ounce of $760.  This compares with the third quarter of 2011, when production was 27,881 ounces of gold at total cash cost per ounce of $657.  The increase in cash costs is largely due to lower throughput (down approximately 5%) and grades (down approximately 10%) than in the comparable period.

In the first nine months of 2012, Lapa produced 81,570 ounces of gold at total cash costs per ounce of $683.  This compares to the first nine months of 2011 when the mine produced 83,347 ounces of gold at total cash costs of $629 per ounce.

Exploration continues to focus immediately east of the orebody and at depth where new results suggest the potential to quickly add new gold reserves.  New expenditures of $5.2 million (largely relating to underground mining development and purchases of mobile equipment) were approved in the second quarter of 2012 with the goal being the extension of the mine’s life past 2016.

Pinos Altos — Strong Gold Production at Low Costs Continues.  Creston Mascota Leaching Temporarily Suspended

The 100%-owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.    Current mine life is estimated to be through 2029.

The Pinos Altos mill processed an average of 4,955 tpd in the third quarter of 2012.  This is essentially unchanged from the 4,959 tonnes per day achieved in the third quarter of 2011.

Approximately 685,500 tonnes of ore were stacked on the Pinos Altos and Creston Mascota leach pads during the third quarter of 2012.  In the third quarter of 2011, approximately 702,600 tonnes were stacked on the leach pads.  The slight decrease in tonnes stacked was mainly a result of mining sequence.

Minesite costs per tonne, including the satellite Creston Mascota operation, were $29 in the third quarter of 2012, compared to $27 in the third quarter of 2011.  The higher costs in 2012 are largely a result of moderately higher costs for consumables and energy.

For the first nine months of 2012 the Pinos Altos mill processed an average of 4,986 tpd.  Minesite costs per tonne were approximately $29, tracking slightly above the $27 per tonne estimated for the full year as a slightly lower percentage of heap leach tonnage was realized in the quarter.  The heap leach tonnage tends to be lower cost than milled tonnage.

Payable production in the third quarter of 2012 was a 61,973 ounces of gold at total cash costs per ounce of $212.  This compares with production of 52,739 ounces at a total cash cost of $295 in the third quarter of 2011.  The increase in production was largely due to the ramp up from Creston Mascota.  The decrease in total cash costs per ounce was due to significantly better grades at both Pinos Altos and Creston Mascota compared to the third quarter of 2011, combined with higher byproduct silver revenues.

In the first nine months of 2012, Pinos Altos produced 182,345 ounces of gold at total cash costs per ounce of $284.  This is in contrast to the first nine months of 2011, when the mine produced 151,806 ounces of gold at total cash costs of $302 per ounce.  Production was higher during the 2012 period largely due to the impact of Creston Mascota operating at steady state for the full duration of 2012.

On September 30th, a movement of leached ore from the upper lifts of the Creston Mascota Phase One leach pad was observed.  Active leaching on Phase One of the Mascota leach pad has been suspended until the cause of the movement is determined and any necessary mitigation to prevent recurrence is completed.  Concurrent plans are being developed to commence operations on the existing Phase Two area of the leach pad as soon as possible.  The Company estimates that production from the Creston Mascota heap leach operation will remain suspended for the remainder of 2012 and the ramp up of production will resume in the second quarter of 2013.  Production from Creston Mascota had been estimated to be approximately 4,000 ounces of gold per month during this period.

La India — The Next New Mine

On September 4, 2012, the Company announced the approval of development and construction of La India mine project in Sonora, Mexico.  Commercial production from the open pit, heap leach, operation is expected to be achieved in the second half of 2014.  La India is expected to have a mine life of approximately eight years, with average annual gold production of 90,000 ounces at total cash costs averaging approximately $500 per ounce.  Additional information on the project can be found in the press release dated September 4, 2012 and in the La India technical report, which was filed on SEDAR on October 12, 2012.

Initial earthworks for the leach pad, processing facilities and other site infrastructure at La India are underway, while design and procurement are advancing on schedule for mechanical and infrastructure installations.

Meadowbank — Record Mill Throughput and Gold Production

The 100%-owned Meadowbank mine is located in Nunavut, northern Canada.  Current mine life is estimated to be through 2017.

The Meadowbank mill processed an average of 10,902 tpd in the third quarter of 2012, a quarterly record.  This compares with 9,414 tpd in the third quarter of 2011.  The higher throughput, period over period, is largely due to the optimization of the permanent secondary crushing unit, and improved operating efficiencies at the mine.

Minesite costs per tonne were C$81 in the third quarter of 2012, a significant improvement from C$93 in the third quarter of 2011.  The improvement in costs in the 2012 period was primarily a result of the higher throughput in the quarter.

For the first nine months of 2012, the Meadowbank mill processed an average of 10,186 tpd.  Minesite costs per tonne were approximately C$87, continuing to track well below the C$97 per tonne estimated for the full year.

Payable production in the third quarter of 2012 was a quarterly record at 110,988 ounces of gold at total cash costs per ounce of $734.  This compares with payable production in the third quarter of 2011 of 78,141 ounces of gold at total cash costs per ounce of $1,033.  The significant improvements in operating results were a result of mined grades being 22% higher than in the comparable period (partly due to success in reducing ore dilution but also due to higher than expected grades in the Goose pit), combined with record throughput and the associated improvement in minesite costs per tonne.

In the first nine months of 2012, Meadowbank produced 288,792 ounces of gold at total cash costs per ounce of $836.  This is in contrast to the first nine months of 2011 when the mine produced 199,254 ounces of gold at total cash costs of $969 per ounce.

Goldex — Construction Underway on new M and E Zones

Construction continues on the previously announced development of the M and E zones at Goldex.  Paste plant engineering and lateral development are underway and first production is expected in 2014.

Senior Management Changes

Agnico-Eagle’s Board of Directors has approved the following changes to its senior management structure, effective immediately.

Mr. David Smith has been promoted to the position of Senior Vice President, Finance and Chief Financial Officer.  David was previously Senior Vice President, Strategic Planning and Investor Relations and has been with the Company for almost 8 years.  He has more than 23 years of experience in the mining industry including approximately 6 years as a mining analyst and approximately 9 years as a mining engineer in a variety of operating and technical positions.

Mr. Picklu Datta has been promoted to the position of Senior Vice President, Treasury and Finance.  Picklu was previously Vice President, Treasurer.  He has been with Agnico-Eagle for approximately 8 years.  Picklu is a Chartered Accountant and has worked for approximately 10 years in the mining industry.  Prior to that, he worked with a multinational manufacturing company and within the technology industry in various financial management roles.

Dividend Record and Payment Dates for the Fourth Quarter of 2012

Record Date	Payment Date
December 3	December 17

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

Additional Disclosure

Additional details regarding the Company, its financial and operating history and its ongoing activities are available at www.agnico-eagle.com.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating margin by mine (Note 1):
LaRonde	$45,625	$59,081	$138,233	$154,081
Goldex	—	48,974	—	136,046
Lapa	25,723	28,286	79,622	75,201
Kittila	52,655	34,751	133,193	81,516
Pinos Altos	87,167	65,777	236,189	165,604
Meadowbank	104,258	46,478	225,745	105,337
Total Operating Margin	315,428	283,347	812,982	717,785
Amortization of property, plant and mine development	68,318	67,104	199,181	188,268
Loss on Goldex mine	—	298,183	—	298,183
Corporate and other	94,763	28,644	276,768	159,790
Income (loss) before income and mining taxes	152,347	(110,584)	337,033	71,544
Income and mining taxes	46,021	(28,970)	108,887	39,069
Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475
Net income (loss) per share - basic	$0.62	$(0.48)	$1.33	$0.19
Cash provided by operating activities	$199,464	$197,570	$590,043	$535,157
Realized price per sales volume (US$):
Gold (per ounce)	$1,695	$1,717	$1,661	$1,551
Silver (per ounce)	$33.91	$37.37	$31.80	$37.33
Zinc (per tonne)	$1,836	$2,166	$1,968	$2,267
Copper (per tonne)	$9,046	$8,561	$8,184	$9,105
Payable production:
Gold (ounces)
LaRonde	40,477	29,069	123,964	93,487
Goldex	—	40,224	—	120,722
Lapa	24,914	27,881	81,570	83,347
Kittila	48,619	37,924	130,605	109,052
Pinos Altos	61,973	52,739	182,345	151,806
Meadowbank	110,988	78,141	288,792	199,254
Total gold (ounces)	286,971	265,978	807,276	757,668
Silver (000s ounces)
LaRonde	475	968	1,697	2,384
Pinos Altos	639	485	1,683	1,343
Meadowbank	26	16	70	42
Total silver (000s ounces)	1,140	1,469	3,450	3,769
Zinc (tonnes)	7,379	15,684	29,915	42,303
Copper (tonnes)	982	731	3,312	2,214
Payable metal sold:
Gold (ounces — LaRonde)	37,466	26,729	121,097	92,777
Gold (ounces — Goldex)	—	37,380	—	120,839
Gold (ounces — Lapa)	24,772	27,955	80,462	83,480
Gold (ounces — Kittila)	45,155	36,745	123,858	107,237
Gold (ounces — Pinos Altos)	61,265	54,297	179,783	148,628
Gold (ounces — Meadowbank)	116,341	74,416	284,254	195,111
Total gold (ounces)	284,999	257,522	789,454	748,072
Silver (000s ounces — LaRonde)	467	901	1,667	2,306
Silver (000s ounces — Pinos Altos)	635	475	1,653	1,312
Silver (000s ounces — Meadowbank)	26	7	68	42
Total silver (000s ounces)	1,128	1,383	3,388	3,660
Zinc (tonnes)	10,120	18,032	33,531	42,983
Copper (tonnes)	937	738	3,315	2,216
Total cash costs per ounce of gold produced (US$) (Note 2):
LaRonde	$564	$(270)	$514	$(21)
Goldex	—	$411	—	$408
Lapa	$760	$657	$683	$629
Kittila	$478	$694	$564	$736
Pinos Altos	$212	$295	$284	$302
Meadowbank	$734	$1,033	$836	$969
Weighted average total cash costs per ounce	$556	$563	$602	$553

Note 1

Operating margin by mine is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce is based on commercial production ounces.  Total cash costs per ounce of gold produced is a non-GAAP measure.  See “reconciliation of production costs to total cash costs per ounce of gold produced and minesite costs per tonne” contained herein for details.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at September 30, 2012	As at December 31, 2011
ASSETS
Current
Cash and cash equivalents	$320,807	$221,458
Trade receivables	77,044	75,899
Inventories:
Ore stockpiles	66,390	28,155
Concentrates and dore bars	67,656	57,528
Supplies	227,095	182,389
Income taxes recoverable	—	371
Available-for-sale securities	92,150	145,411
Fair value of derivative financial instruments	3,613	—
Other current assets	99,227	110,369
Total current assets	953,982	821,580
Other assets	49,458	88,048
Goodwill	229,279	229,279
Property, plant and mine development	3,985,906	3,895,355
	$5,218,625	$5,034,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$232,673	$203,547
Environmental remediation liability	9,275	26,069
Interest payable	20,982	9,356
Income taxes payable	20,806	—
Capital lease obligations	12,225	11,068
Fair value of derivative financial instruments	—	4,404
Total current liabilities	295,961	254,444
Long-term debt	800,000	920,095
Reclamation provision and other liabilities	145,485	145,988
Deferred income and mining tax liabilities	587,127	498,572
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued -171,812,793 (December 31, 2011 - 170,859,604)	3,213,756	3,181,381
Stock options	144,130	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Deficit	(3,450)	(129,021)
Accumulated other comprehensive loss	(4,907)	(7,106)
	3,390,052	3,202,972
Non-controlling interest	—	12,191
Total shareholders’ equity	3,390,052	3,215,163
	$5,218,625	$5,034,262

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

REVENUES
Revenues from mining operations	$535,836	$520,537	$1,468,331	$1,366,296
Interest and sundry income (expense) and other	2,540	(1,724)	(640)	632
Gain (loss) on sale and impairment loss on available-for-sale securities	(600)	(3,402)	(18,912)	1,412
	537,776	515,411	1,448,779	1,368,340

COSTS AND EXPENSES
Production	220,408	237,190	655,349	648,511
Exploration and corporate development	36,023	9,610	93,417	43,877
Environmental remediation	4,066	—	4,066	—
Amortization of property, plant and mine development	68,318	67,104	199,181	188,268
General and administrative	25,416	20,410	91,359	79,684
Provincial capital tax	—	—	4,001	—
Interest expense	14,933	14,918	43,600	42,915
Loss on Goldex mine	—	298,183	—	298,183
Foreign currency translation loss (gain)	16,265	(21,420)	20,773	(4,642)
Income (loss) before income and mining taxes	152,347	(110,584)	337,033	71,544
Income and mining taxes	46,021	(28,970)	108,887	39,069
Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475

Net income (loss) per share - basic	$0.62	$(0.48)	$1.33	$0.19
Net income (loss) per share - diluted	$0.62	$(0.48)	$1.33	$0.19

Weighted average number of common shares outstanding (in thousands)
Basic	171,341	169,238	171,055	169,055
Diluted	171,596	169,238	171,297	172,646

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

OPERATING ACTIVITIES
Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	68,318	67,104	199,181	188,268
Deferred income and mining taxes	21,398	(73,348)	46,787	(47,434)
Loss on Goldex mine	—	298,183	—	298,183
Loss (gain) on sale of available-for-sale securities and derivative financial instruments	(2,424)	6,865	20,820	(97)
Stock-based compensation, foreign currency translation and other	33,731	(3,665)	67,985	54,496
Adjustment for settlement of environmental remediation	(3,476)	—	(15,767)	—
Changes in non-cash working capital balances:
Trade receivables	(1,152)	(13,958)	(1,145)	34,170
Income taxes (payable) recoverable	(891)	6,971	42,991	(5,536)
Inventories	(53,210)	(12,631)	(50,956)	(66,893)
Other current assets	1,898	(23,567)	11,753	(28,626)
Accounts payable and accrued liabilities	17,265	17,183	28,622	66,039
Interest payable	11,681	10,047	11,626	10,112
Cash provided by operating activities	199,464	197,570	590,043	535,157

INVESTING ACTIVITIES
Additions to property, plant and mine development	(113,344)	(164,003)	(293,707)	(375,254)
Acquisitions, investments and other	(710)	(83,533)	18,697	(81,488)
Cash used in investing activities	(114,054)	(247,536)	(275,010)	(456,742)

FINANCING ACTIVITIES
Dividends paid	(27,992)	(23,571)	(88,790)	(72,704)
Repayment of capital lease obligations	(2,933)	(2,564)	(8,789)	(9,803)
Proceeds from long-term debt	—	125,000	255,000	205,000
Repayment of long-term debt	(230,000)	(75,000)	(575,000)	(205,000)
Notes Issuance	200,000	—	200,000	—
Long-term debt financing costs	(2,806)	(2,494)	(3,133)	(2,494)
Repurchase of common shares for restricted share unit plan	—	—	(12,031)	(3,723)
Common shares issued	8,325	7,735	16,001	23,085
Cash provided by (used in) financing activities	(55,406)	29,106	(216,742)	(65,639)

Effect of exchange rate changes on cash and cash equivalents	1,751	(1,429)	1,058	(751)

Net increase in cash and cash equivalents during the period	31,755	(22,289)	99,349	12,025
Cash and cash equivalents, beginning of period	289,052	138,959	221,458	104,645
Cash and cash equivalents, end of period	$320,807	$116,670	$320,807	$116,670

Supplemental cash flow information:
Interest paid	$2,344	$5,439	$30,324	$31,743
Income and mining taxes paid	$21,398	$39,720	$26,989	$89,476

AGNICO-EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO TOTAL CASH COSTS

PER OUNCE OF GOLD PRODUCED AND MINESITE COSTS PER TONNE

(Unaudited)

Total Cash Costs per Ounce of Gold Produced
(thousands of United States dollars, except where noted)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Total Production costs per Consolidated Statements of Income	$220,408	$237,190	$655,349	$648,511

Attributable to LaRonde	53,878	55,125	167,541	157,467
Attributable to Goldex	—	15,029	—	49,260
Attributable to Lapa	16,787	17,681	53,894	51,765
Attributable to Kittila	23,086	27,414	72,631	81,875
Attributable to Pinos Altos	36,917	40,081	112,897	109,073
Attributable to Meadowbank	89,740	81,860	248,386	199,071
Total	$220,408	$237,190	$655,349	$648,511

LaRonde

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$53,878	$55,125	$167,541	$157,467
Adjustments:
Byproduct revenues	(31,684)	(61,206)	(102,536)	(159,701)
Inventory and other adjustments(i)	1,231	(637)	474	2,816
Non-cash reclamation provision	(608)	(1,132)	(1,811)	(2,516)
Cash operating costs	$22,817	$(7,850)	$63,668	$(1,934)
Gold production (ounces)	40,477	29,069	123,964	93,487
Total cash costs ($ per ounce)(ii)	$564	$(270)	$514	$(21)

Goldex

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	—	15,029	—	$49,260
Adjustments:
Byproduct revenues	—	(68)	—	126
Inventory and other adjustments(i)	—	1,591	—	58
Non-cash reclamation provision	—	(24)	—	(137)
Cash operating costs	—	$16,528	—	$49,307
Gold production (ounces)	—	40,224	—	120,722
Total cash costs ($ per ounce)(ii)	—	$411	—	$408

Lapa

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$16,787	$17,681	$53,894	$51,765
Adjustments:
Byproduct revenues	170	91	346	314
Inventory and other adjustments(i)	1,996	556	1,294	348
Non-cash reclamation provision	(15)	(6)	206	(36)
Cash operating costs	$18,938	$18,322	$55,740	$52,391
Gold production (ounces)	24,914	27,881	81,570	83,347
Total cash costs ($ per ounce)(ii)	$760	$657	$683	$629

Kittila

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$23,086	$27,414	$72,631	$81,875
Adjustments:
Byproduct revenues	73	22	326	114
Inventory and other adjustments(i)	246	(696)	1,132	1,381
Non-cash reclamation provision	(147)	(35)	(403)	(140)
Stripping (capitalized vs expensed)(iii)	—	(375)	—	(3,018)
Cash operating costs	$23,258	$26,330	$73,686	$80,212
Gold production (ounces)	48,619	37,924	130,605	109,052
Total cash costs ($ per ounce)(ii)	$478	$694	$564	$736

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$36,917	$40,081	$112,897	$109,073
Adjustments:
Byproduct revenues	(20,273)	(16,105)	(50,472)	(47,094)
Inventory and other adjustments(i)	(139)	(2,339)	466	3,650
Non-cash reclamation provision	(85)	(356)	(713)	(986)
Stripping (capitalized vs expensed)(iii)	(3,274)	(5,698)	(10,471)	(18,788)
Cash operating costs	$13,146	$15,583	$51,707	$45,855
Gold production (ounces)	61,973	52,739	182,345	151,806
Total cash costs ($ per ounce)(ii)	$212	$295	$284	$302

Meadowbank

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$89,740	$81,860	$248,386	$199,071
Adjustments:
Byproduct revenues	(527)	(420)	(1,645)	(1,264)
Inventory and other adjustments(i)	(2,570)	2,905	2,498	5,591
Non-cash reclamation provision	(416)	(426)	(1,205)	(1,265)
Stripping (capitalized vs expensed)(iii)	(4,802)	(3,190)	(6,465)	(9,140)
Cash operating costs	$81,425	$80,729	$241,569	$192,993
Gold production (ounces)	110,988	78,141	288,792	199,254
Total cash costs ($ per ounce)(ii)	$734	$1,033	$836	$969

Minesite Costs per Tonne
(thousands of United States dollars, except where noted)

LaRonde

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$53,878	$55,125	$167,541	$157,467
Adjustments:
Inventory adjustments(iv)	1,278	(289)	1,266	2,173
Non-cash reclamation provision	(608)	(1,132)	(1,811)	(2,516)
Minesite operating costs	$54,548	$53,704	$166,996	$157,124
Minesite operating costs (C$)	$54,625	$52,969	$167,879	$153,585
Tonnes of ore milled (000s)	554	600	1,772	1,784
Minesite costs per tonne (C$)(v)	$99	$88	$95	$86

Goldex

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	—	$15,029	—	$49,260
Adjustments:
Inventory adjustments(iv)	—	1,610	—	429
Non-cash reclamation provision	—	(24)	—	(137)
Minesite operating costs	—	$16,615	—	$49,552
Minesite operating costs (C$)	—	$16,320	—	$48,305
Tonnes of ore milled (000s)	—	756	—	2,240
Minesite costs per tonne (C$)(v)	—	$22	—	$22

Lapa

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$16,787	$17,681	$53,894	$51,765
Adjustments:
Inventory adjustments(iv)	2,012	645	1,397	677
Non-cash reclamation provision	(15)	(6)	206	(36)
Minesite operating costs	$18,784	$18,320	$55,497	$52,406
Minesite operating costs (C$)	$18,799	$18,322	$55,671	$51,251
Tonnes of ore milled (000s)	163	171	480	473
Minesite costs per tonne (C$)(v)	$115	$107	$116	$108

Kittila

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$23,086	$27,414	$72,631	$81,875
Adjustments:
Inventory adjustments(iv)	246	(696)	1,137	1,381
Non-cash reclamation provision	(147)	(35)	(403)	(140)
Stripping (capitalized vs expensed)(iii)	—	(375)	—	(3,018)
Minesite operating costs	$23,185	$26,308	$73,365	$80,098
Minesite operating costs (EUR)	€17,970	€19,329	€56,157	€57,434
Tonnes of ore milled (000s)	271	294	811	789
Minesite costs per tonne (EUR)(v)	€66	€66	€69	€73

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$36,917	$40,081	$112,897	$109,073
Adjustments:
Inventory adjustments(iv)	(139)	(3,348)	507	1,535
Non-cash reclamation provision	(85)	(356)	(713)	(986)
Stripping (capitalized vs expensed)(iii)	(3,274)	(5,698)	(10,471)	(18,788)
Minesite operating costs	$33,419	$30,679	$102,220	$90,834
Tonnes of ore processed (000s)	1,141	1,159	3,586	3,306
Minesite costs per tonne (US$)(v)	$29	$27	$29	$28

Meadowbank

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Production costs	$89,740	$81,860	$248,386	$199,071
Adjustments:
Inventory adjustments(iv)	(2,879)	3,061	2,601	7,026
Non-cash reclamation provision	(415)	(426)	(1,204)	(1,265)
Stripping (capitalized vs expensed)(iii)	(4,802)	(3,190)	(6,465)	(9,140)
Minesite operating costs	$81,644	$81,305	$243,318	$195,692
Minesite operating costs (C$)	$81,552	$80,333	$243,960	$192,514
Tonnes of ore milled (000s)	1,003	866	2,791	2,162
Minesite costs per tonne (C$)(v)	$81	$93	$87	$89

(i)          Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)       Total cash cost per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income for net byproduct revenues, inventory adjustments, non-cash reclamation provisions, deferred stripping costs (as described in iii below) and other adjustments. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)    The Company reports total cash costs using the common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for stripping costs is to enhance the comparability of total cash costs to the majority of the Company’s peers within the mining industry.

(iv)   This inventory adjustment reflects production costs associated with unsold concentrates.

(v)      Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income for inventory, non-cash reclamation provisions and deferred stripping costs (as described in iii above), and then dividing by tonnes of ore processed. As total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  Reconciliations of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations are set out above.

The contents of this press release, concerning exploration information and mineral reserves have been prepared under the supervision of, and reviewed by, Alain Blackburn, Ing., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at October 24, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling programs, drilling results, orebody configurations, metal production, life of mine estimates, total cash costs per ounce estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects and potential expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs, ability to obtain permits and other estimates upon which such projections are based; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns at Kittila; the Company’s goal to build a mine at Meliadine and La India; the Company’s ability to develop new zones at Goldex; the Company’s ability to increase resources and convert resources to reserves, and other statements and information regarding anticipated trends with respect to the Company’s operations, proposed expansions, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.